                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                         For the month of November, 2000


                         COMMISSION FILE NUMBER: 1-7239






                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------


1. One company announcement made on November 1, 2000.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                      KOMATSU LTD.
                                         --------------------------------------
                                                      (Registrant)





Date:  November 1 , 2000                 By: /s/ Masaru Fukase
                                            ------------------------------------
                                            Masaru Fukase
                                            Senior Executive Officer

NEWS RELEASE
                                                   Komatsu Ltd.
                                                   2-3-6 Akasaka, Minato-ku,
                                                   Tokyo 107-8414, Japan
                                                   Public Relations Section
                                                   Tel: +81-3-5561-2616
                                                   0055(1656)
                                                   November 1st, 2000
                                                   URL: http://www.komatsu.com/

                 KOMATSU ANNOUNCES CONSOLIDATED INTERIM RESULTS
              FOR FISCAL 2001 AND OUTLOOK FOR THE REST OF THE YEAR
--------------------------------------------------------------------------------

The accompanying financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

Komatsu Ltd. posted consolidated net sales of Yen554.5 billion (US$5,135 million, at US$1=Yen108) for the interim period of fiscal 2001 ending March 31, 2001, registering an increase of 7.5% over the corresponding period last year. Operating income for the period grew 599.3%, to Yen12.8 billion (US$119 million). Net income for the period declined 65.8%, to Yen3.1 billion (US$29 million).


                         Millions of yen and US dollar, except per share amounts
--------------------------------------------------------------------------------
                                             2001           2000         2001
--------------------------------------------------------------------------------
Net sales                                Yen 554,530    Yen 515,843    $ 5,135
   Japan                                     288,922        250,027      2,675
   Overseas                                  265,608        265,816      2,459
Operating income                              12,839          1,836        119
Net income (loss)                              3,152          9,226         29
Net income (loss) per share --- Basic    Yen    3.29    Yen    9.52 cents 3.05
--------------------------------------------------------------------------------


1. Business Results by Operation

Construction and Mining Equipment
---------------------------------
Sales of construction and mining equipment for the interim period declined 4.5% from the corresponding period a year ago, to Yen362.9 billion (US$3,360 million), consisting of Yen 142.7 billion (US$1,322 million), up 3.8% in Japan and Yen220.1 billion (US$2,039 million), down 9.2% outside of Japan.
     During the period under review, Japanese demand for construction equipment declined slightly, and Komatsu teamed up with its distributors across the country and continued to strengthen the program to provide valuable services and information to customers from their viewpoint. Komatsu also continued its efforts to expand sales of minimal rear-swing radius hydraulic excavators and other major products and the domain of the environmental business. As a result, Komatsu increased sales for the period in Japan. For the rental equipment industry, Komatsu embarked on full-scale efforts to introduce the "KOMTRAX," a satellite-based construction equipment operation management system which is designed to improve overall business efficiency of the rental business through enhanced machine utilization, faster response to any maintenance needs, and other advantages. Komatsu introduced this system to two affiliated rental companies during the period with a plan to introduce it to other affiliated rental companies.
     Komatsu also accelerated the pace of organizational and functional consolidation, discontinuing the branch network in October 2000 and linking the Japanese Marketing Division and distributors directly. At the same time, Komatsu established new area offices in major regions of Japan to strengthen regionally tuned marketing and support to local distributors and rental companies.
     With respect to production, Komatsu transferred Komatsu Zenoah Co.'s production of agricultural and forestry machinery from its Tachikawa Head Office Plant and production of mini hydraulic excavators from its Saitama Plant to the new Kawagoe Head Office Plant of Komatsu Zenoah, the plant site of the former MEC Division. Komatsu also transferred production of mini hydraulic excavators of smaller than 4 tons from its Awazu Plant to the Kawagoe Head Office Plant of Komatsu Zenoah. With these three transfers done on schedule, Komatsu successfully completed the restructuring program that was initiated in 1998.
     In North America, the United States economy remained strong on a macro level, and new construction investment continued to expand during the period. However, signs of slowdown in new housing starts of the private sector began to emerge, and demand for new construction equipment declined from that of the previous corresponding period. This decline may also have been caused by the mood of saturation in the market as a reaction to the high level of demand for a long period as well as expansion of rental and used equipment markets. Under such an environment of this major market, Komatsu worked to reinforce regionally tailored marketing and promote sales expansion of the rental business, while continuing to improve production efficiency. However, North American sales of construction equipment dropped from the last corresponding period, resulting in the major factor for reduced earnings of the construction and mining equipment business for Komatsu.
     In Europe, demand for construction equipment remained brisk, and Komatsu companies promoted aggressive sales and continued to advance sales on a local currencies basis. In response to the depreciated euro, Komatsu reduced production costs by expanding local procurement of parts and components and facilitating exports outside of Europe. However, earnings decreased from the corresponding period last year.
     In Southeast Asia, demand for equipment began to recover, centering on the mining and forestry industries. In the buoyant Chinese market, Komatsu extended its product range for production. As a result, Komatsu accelerated sales in both regions. Komatsu also expanded sales in the Middle and Near East regions where a steady increase in demand for construction equipment was supported by price hikes of crude oil, and in the Commonwealth of Independent States where demand upturned in the oil and natural gas industries.
     Utility equipment business continued to boost sales thanks to expanded growth in demand in Europe and brisk sales of backhoe loaders in North America, the largest market for utility equipment, where demand has remained strong and where Komatsu launched full-scale sales of backhoe loaders last year. Anticipating further growth into the future, in October this year, Komatsu decided to build a new plant for utility equipment in South Carolina, U.S.A. With an initial plan to produce four models of backhoe loaders in 2002, construction is starting in December this year. Komatsu is well prepared to accelerate sales in this promising market.

     Mining equipment business saw some signs of recovery in demand for dump trucks against the backdrop of increased price for copper. However, this stopped short of full recovery for demand, leaving the difficult management environment in place.

Electronics
-----------
     Sales from the electronics business improved 33.0% over the corresponding period last year, to Yen55.5 billion (US$515 million). The semiconductor market recovered rapidly, supported by burgeoning demand for information and telecommunication products such as PCs and mobile phones. With the improvement of demand for silicon wafers, Komatsu Electronic Metals, Co., Ltd. engaged in aggressive sales activities both at home and abroad, expanding sales volume of 200mm wafers, the mainstay size on the market today. The company also worked to build strong corporate muscle and recover profitability through company-wide programs centering on the enhancement of technology development and product competitiveness, reinforcement of sales and service networks, and restructuring of production in Japan. Formosa Komatsu Silicon Corporation, a subsidiary of Komatsu Electronic Metals, continued to advance mass production in progress with customers' evaluation and approval.
     Advanced Silicon Materials LLC. in the United States experienced slow sales of polycrystalline silicon as adversely affected by inventory adjustments in the silicon wafer manufacturing industry. The company also accommodated the burden of amortization of the new plant in Butte, Montana. As a result, the company registered a loss for the period. Meanwhile, Komatsu Electronics, Inc. welcomed an outstanding increase in demand for its micro modules, which are used to control the temperature of semiconductor lasers for fiber optic communications. The growth in demand was mainly propelled by the shift to the new Wavelength Division Multiplexing method in the United States. As a result, the company recorded more-than-planned earnings for the period, contributing to improved earnings of the electronics business as a whole.
     Concerning the Excimer laser business, Komatsu established GIGAPHOTON INC., a company accounted for by the equity method, jointly with USHIO INC., a leading Japanese manufacturer of industrial lamps in August 2000. The joint venture engages in research and development, manufacturing, sales, service and other operations for Excimer lasers used for lithography tools in semiconductor manufacturing.
     GIGAPHOTON is well positioned to converge USHIO's solid reputation in the reliability of products, and strong sales and service networks in Japan and overseas and Komatsu's state-of-the-art technologies and manufacturing system. GIGAPHOTON is working to make an eminent presence in the global market.

Others
------
Sales of the industrial machinery, logistics and other businesses for the period advanced 44.7% to Yen136.0 billion (US$1,259 million).
     In the industrial machinery business, Komatsu Industries Corporation, in charge of sheet metal forming machinery and small and medium-sized presses, posted profits for the period. In addition to positive outcomes of the thorough restructuring program since July 1999, this accomplishment reflects expanded sales of strategic products such as the solid frame press E2W series and twister fine plasma cutting machine TFP series.
     With respect to the large press business, Komatsu worked to improve sales in North America and Europe with a special emphasis on engineering business. During the period, together with Hitachi Zosen Corporation and Hitachi Zosen Fukui Co., Komatsu decided on joint materials sourcing for large and medium-sized presses in order to reduce their purchase prices.
     To enhance the competitiveness of its forklift truck business, Komatsu Forklift Co., Ltd., now a consolidated subsidiary, reached an agreement with Linde AG of Germany to build a cooperative relationship in production and sales. While promoting the "Proposal for Total Logistics" campaign to customers, Komatsu Forklift also introduced renewed models of the engine-powered and battery-powered series. The company expanded both sales and profits over the corresponding period a year earlier. Meanwhile, sales and profits of Komatsu Construction Ltd. declined from the corresponding period last year.

2. Conditions of Consolidated Cash Flows

Net cash provided by operating activities for the interim period amounted to Yen21.2 billion (US$197 million), net cash provided by investing activities to Yen0.6 billion (US$6 million), and net cash used in financing activities to Yen47.5 billion (US$441 million). As a result, cash and cash equivalents at the end of the year totaled Yen54.7 billion (US$507 million).

3. Important Decisions Made or Important Facts Occurred and Important Subsequent Events Occurred during the Year

Komatsu Forklift Becomes Consolidated Subsidiary
------------------------------------------------

To enhance the competitiveness of the forklift truck business, the Company and Komatsu Forklift Co., Ltd. signed a basic contract with Linde AG of Germany in May 2000, outlining their intent to cultivate global collaboration for the manufacture and sales of lift trucks and related products. In June, Komatsu Forklift acquired 10% of Linde subsidiary, Fiat OM Carrelli Elevatori S.p.A. shares, while Linde obtained 10% of Komatsu Forklift shares by purchasing new shares through third-party allotment. The Company underwrote part of the allotment and purchased Komatsu Forklift shares from the open market, increasing its equity holding in Komatsu Forklift to 50.8%. As a result, Komatsu Forklift is now a consolidated subsidiary of the Company.

Komatsu Soft Shares Transferred to Toyo Information Systems
-----------------------------------------------------------

As part of its efforts to strengthen involvement in IT, the Company has decided to establish a partnership relation with Toyo Information Systems Co., Ltd. in the area of core systems. In April 2000, the Company transferred 65% of the outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems. As a result, Komatsu Soft changed its status for the Company from a consolidated subsidiary to a company accounted for by the equity method.

Komatsu Construction Shares Transferred to TAKAMATSU
----------------------------------------------------

In October 2000, the Company and Komatsu Group companies transferred the equity shares held in Komatsu Construction Co., Ltd. to TAKAMATSU CORPORATION which has an abundant track record as a leading builder of rental-use condominiums in the Tokyo and Osaka metropolitan areas. The transfer took place in the form of the Company and Komatsu Group companies complying with a takeover bid by TAKAMATSU.
     As a result of this transfer, the Company is better positioned to focus its management resources on the core business of construction and mining equipment and other businesses where it can demonstrate its superiority in technologies. By carrying out this growth strategy, the Company is going to enhance the corporate value of the Komatsu

Group.

Repurchase and Retirement of Komatsu's Own Shares
-------------------------------------------------

At the Board of Directors meeting held on May 2, 2000, the Company resolved to appropriate retained earnings in order to repurchase and retire its own shares up to a maximum aggregate acquisition cost of Yen7.0 billion or up to a maximum of 10 million par value common shares pursuant to Article 3 of the Law Concerning Special Exceptions to the Commercial Code Relating to the Procedures for Cancellation of Shares. Based on this resolution, the Company repurchased 10 million par value common shares with an aggregate acquisition cost of Yen6,340 million and retired them in May 2000.


4. Outlook for the Rest of Fiscal 2001
For the construction and mining equipment business, the Company is firmly positioned to generate stable earnings in the Japanese market. Outside of Japan, the Company projects that Southeast Asian markets will recover, while it is concerned that demand may decline in the North American market. In Europe, depreciation of the euro is another concern for the Company. Keeping such possibilities in mind, the Company is going to conduct customer-focused, locally tailored business in different regions of the world in order to secure earnings and head for new growth. At the same time, the Company will proactively deploy IT and look into the life cycle of construction equipment in order to deliver solutions to customers.
     In the electronics, engineering and other businesses, the Company is going to focus management resources in the areas where it can demonstrate technological superiority on a global scale according to the "G" to the 21st mid-range management strategy. Resolutely determined to improve its performance, the Company is also going to innovate its internal business structure and emphasize the creation of new businesses through IT.
     With these efforts already in progress, the Company projects consolidated net sales of Yen1,090 billion and net income of Yen8 billion for fiscal 2001 ending March 31, 2001. Foreign exchange rates are premised at Yen105 to US$1 and Yen90 to EUR1 for the second half period of fiscal 2001.

--------------------------------------------------------------------------------
      Cautionary Statement
      The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.
         Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company's principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.
--------------------------------------------------------------------------------

                                Management Policy

Basic Management Policy
The cornerstone of Komatsu's management lies in its commitment to Quality and Reliability. This commitment is not limited to delivering safe and innovative products and services. We are also continuing our efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group.

"G" to the 21st Mid-Range Management Strategy
In April this year, we launched the "G" to the 21st mid-range management strategy for a period of three years, extending to fiscal year ending March 31, 2003. Now that our electronics business is repositioned to generate stable earnings as a result of our efforts coupled with improved market conditions, we have clearly expressed our principal management stance in which we are doubling our efforts more exclusively in our core business of construction and mining equipment in the "G" to the 21st strategy. We believe that "globalization," "environment" and "e-KOMATSU" are the keywords for our growth in the coming century.

Construction and Mining Equipment
For the interim period ended September 30, 2000, Komatsu improved both consolidated Japanese sales and operating income over the corresponding period last year, while demand for construction equipment declined slightly in the Japanese market. With on-schedule completion in August 2000 of the restructuring of Japanese production which was initiated two years ago, Komatsu has secured a foundation to generate stable earnings, even when market demand remains at the current level. Meanwhile, consolidated sales outside of Japan declined due mainly to a decrease in demand in North America, a major market of the world, and belated recovery in demand for mining equipment.
Komatsu has a solid foundation with the advantages of global sales, service and production networks, brand strength substantiated by Quality and Reliability, and in-house production of key components. By capitalizing on these advantages and anticipating changes in the management environment, we are going to improve earnings of our construction and mining equipment business. As part of this commitment, we have recently signed a letter of intent with Galveston-Houston Company of the United States to acquire Hensley Industries, Inc., a Galveston-Houston wholly owned subsidiary which manufactures and sells buckets, teeth and adapters for construction and mining equipment. We also decided to build a new plant for exclusively for utility equipment in North America.
     We have also set a new course for growth by delivering solutions in the life cycle of construction and mining equipment, and have identified IT (information technology) as our key to success in this area.
     Komatsu has been promoting global, Groupwide utilization of IT as an effective technology and method to differentiate ourselves from our competitors. For development and production, Komatsu has already gained substantial results in reduction of inventories, lead-time and logistics costs through the enterprise resource planning system. In April this year, we created the e-Komatsu Division to step up our efforts in IT utilization which maximizes our strengths and originalities. We are aggressively introducing the KOMTRAX construction equipment operation management system, which considerably improves earnings of the rental business by reducing overall costs, to rental companies of the Komatsu Group.
     Our customers are also very concerned about environment-related problems in their business. Komatsu works to solve their problems by providing construction equipment specifically designed for environmental conservation and other equipment installed with environment-friendly engines, hydraulic equipment and other components. We are also pleased to report that our annual Environmental Report, published in May this year, has been well received. It describes our past and present environmental activities in technology development, production, marketing, product support and other operations, and it also clearly defines our future directions.

Electronics
With earnings power recovered, our electronics business is positioned for profitability. With the upturning of market conditions for silicon wafers and stabilization of their price, Komatsu Electronic Metals Co., Ltd. substantially improved its performance over the preceding six-month period. Through production in Japan and Taiwan, the company has been making all-out efforts to ensure the best quality, delivery and cost for customers, and has achieved steady results.
     In August 2000, we established GIGAPHOTON INC. jointly with USHIO INC. of Japan. By converging our technological advantage and our partner's sales and service network, this joint venture is expected to reinforce its global competitiveness as Japan's only supplier of Excimer lasers for steppers in semiconductor manufacturing.
     Supported by proliferation of fiber optic communication networks mainly in the United States, Komatsu Electronics, Inc. generated more-than-planned earnings from its micro modules. Komatsu Electronics is well prepared to sustain continued growth by solidifying its position as a market leader with internationally superior technology.

Others
In October 2000, Komatsu and the Komatsu Group transferred 69.15% of the outstanding shares held in Komatsu Construction Co., Ltd. to TAKAMATSU CORPORATION. This is a manifestation of our principal management strategy to enhance our corporate value by focusing our management resources on the businesses in which we can demonstrate our superiority in technologies and/or industries. We decided to entrust Komatsu Construction to TAKAMATSU with its original strategies and sound business records so that Komatsu Construction would be able to improve earnings

Interim Dividends
Concerning cash dividends to shareholders, it is our basic policy that Komatsu redistributes profits by taking payout ratios into account and linking returns more directly with business results, while ensuring sufficient internal reserves for reinvestment. Based on this policy, we have decided Yen3.00 (US (cents) 2.78) for interim dividends per share in the Board of Directors meeting on November 1, 2000.

We are resolutely determined to further advance our self-innovation in management and technology, while responding correctly to changes in the world such as IT, in our efforts to accomplish the goals of the "G" to the 21st mid-range management strategy. With the new century just around the corner, we are going to do our best to make Komatsu a company where each and every employee is creative and ready to take on challenges.





Consolidated Financial Highlights
---------------------------------
For the first six months of fiscal 2001 and 2000 ended September 30, 2000 and 1999, respectively.



                                                                                    Millions of yen & US dollars
                                                                                        except per share amounts
------------------------------------------------------------------------------------------------------------------
                                   2001                       2000                    Changes(2001-2000)
                            Apr.1-Sept.30,2000         Apr.1-Sept.30,1999             Increase(Decrease)
                       -------------------------------------------------------------------------------------------
                            Yen         Dollar                 Yen                    Yen               (%)


------------------------------------------------------------------------------------------------------------------
 Net sales                554,530          5,135               515,843               38,687            7.5
     Japan                288,922          2,675               250,027               38,895           15.6
       Overseas           265,608          2,459               265,816                (208)           (0.1)
------------------------------------------------------------------------------------------------------------------
 Income before             11,195            104                12,612              (1,417)          (11.2)
  Income taxes
------------------------------------------------------------------------------------------------------------------
 Net income                 3,152             29                 9,226              (6,074)          (65.8)
  (loss)
------------------------------------------------------------------------------------------------------------------
Net income (loss)
per share
    Basic                Yen 3.29    (cent) 3.05             Yen  9.52           Yen (6.23)              -
    Diluted                   ---            ---             Yen  9.40                 ---               -
------------------------------------------------------------------------------------------------------------------


Note:

     1)   . Number of consolidated subsidiaries : 125 companies

          . Number of affiliated companies : 172 companies (including 47 companies accounted for by the equity method)

     2) The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for 2001 at the rate of Yen108 to $1, the approximate rate of exchange at September 30, 2000.

     3) The diluted net income per share computations for fiscal 2001 were not dilutive.

Financial Position
-------------------
(As of September 30, 2000 and 1999)

--------------------------------------------------------------------------------
                                                    2001              2000
--------------------------------------------------------------------------------
Total assets (Millions of yen)                   1,388,875          1,516,071
--------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)             472,002            521,337
--------------------------------------------------------------------------------
Equity ratio (%)                                      34.0               34.4
--------------------------------------------------------------------------------
Shareholders' equity per share (Yen)                493.46             538.06
--------------------------------------------------------------------------------






Projection for FY2001
---------------------
(From April 1, 2000 to March 31, 2001)
                                                                 Millions of yen
--------------------------------------------------------------------------------
                      Net sales    Income before income taxes    Net income
--------------------------------------------------------------------------------

The entire FY2001     1,090,000              23,000                8,000
--------------------------------------------------------------------------------

                           Consolidated Balance Sheets
                           ---------------------------
                       (As of September 30, 2000 and 1999)


                                                                                   Millions of yen
                                                 ------------------------------------------------------
                                                     2001             2000             Changes
                                                                                  Increase(Decrease)
-------------------------------------------------------------------------------------------------------
                                                      (A)              (B)             (A)-(B)
Assets
------
Current assets:
  Cash and cash equivalents                      Yen    54,713    Yen    62,320     Yen   (7,607)
  Time deposits                                            899            1,600             (701)
  Marketable securities                                  1,196              126            1,070
  Trade notes and accounts receivable                  388,019          378,828            9,191
  Inventories                                          238,458          241,751           (3,293)
  Other current assets                                 104,450           93,781           10,669
-------------------------------------------------------------------------------------------------------
Total current assets                                   787,735          778,406            9,329
-------------------------------------------------------------------------------------------------------
Investments                                            101,304          194,805          (93,501)
-------------------------------------------------------------------------------------------------------
Property, plant, and equipment -
 Less accumulated depreciation                         426,502          442,192          (15,690)
-------------------------------------------------------------------------------------------------------
Other assets                                            73,334          100,668          (27,334)
-------------------------------------------------------------------------------------------------------
Total                                                1,388,875        1,516,071         (127,196)
-----
-------------------------------------------------------------------------------------------------------

 Liabilities and Shareholders' Equity
 ------------------------------------
Current liabilities:
   Short-term debt (including current                  237,525          280,944          (43,419)
      maturities of long-term debt)
   Trade notes and accounts payable                    209,221          178,068           31,153
   Income taxes payable                                  7,729            6,180            1,549
   Other current liabilities                           125,561          124,342            1,219
-------------------------------------------------------------------------------------------------------
Total current liabilities                              580,036          589,534           (9,498)
-------------------------------------------------------------------------------------------------------
Long-term liabilities                                  288,544          369,697          (81,153)
-------------------------------------------------------------------------------------------------------
Minority interests                                      48,293           35,503           12,790
-------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Common stock                                         67,870           68,370             (500)
   Capital surplus                                     117,366          117,269               97
   Retained earnings                                   320,326          324,645           (4,319)
   Accumulated other                                   (31,809)          12,674          (44,483)
      Comprehensive income (*)
   Treasury stock                                       (1,751)          (1,621)            (130)
-------------------------------------------------------------------------------------------------------
Total shareholders' equity - net                       472,002          521,337          (49,335)
-------------------------------------------------------------------------------------------------------
Total                                            Yen 1,388,875    Yen 1,516,071     Yen (127,196)
-----
-------------------------------------------------------------------------------------------------------


                                                       ------------------------------------------------------------------
                                                                  2001                 2000                Changes
                                                                                                     Increase(Decrease)
-------------------------------------------------------------------------------------------------------------------------
(*)Accumulated other comprehensive income:
 Foreign currency translation adjustments                   Yen     (39,427)     Yen     (22,037)     Yen     (17,390)
 Net unrealized holding gains on securities available                12,151               40,161              (28,010)
 for sale
 Pension liability adjustments                              Yen      (4,533)     Yen      (5,450)     Yen         917


                        Consolidated Statements of Income
                        ---------------------------------
             (For the six months ended September 30, 2000 and 1999)


                                                                                              Millions of yen
                                                         --------------------------------------------------------------
                                                             2001           2000                  Changes
                                                                                             Increase(Decrease)
-----------------------------------------------------------------------------------------------------------------------
                                                              (A)            (B)              (A)-(B)         %
Revenues
  Net sales                                              Yen  554,530    Yen  515,843      Yen   38,687      7.5
  Interest and other income                                    19,649          32,287           (12,638)
-----------------------------------------------------------------------------------------------------------------------

Total                                                         574,179         548,130            26,049      4.8
-----------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                               409,592         397,270            12,322
  Selling, general and administrative expenses                132,099         116,737            15,362
  Interest expense                                             21,293          21,511              (218)
-----------------------------------------------------------------------------------------------------------------------

Total                                                         562,984         535,518            27,466      5.1
-----------------------------------------------------------------------------------------------------------------------

Income before income taxes, minority interests, and            11,195          12,612            (1,417)   (11.2)
      equity in earnings
-----------------------------------------------------------------------------------------------------------------------

Income taxes                                                    8,631           1,394             7,237
-----------------------------------------------------------------------------------------------------------------------

Minority interests in income (losses) of                           54          (1,924)            1,978       --
      consolidated subsidiaries - net
-----------------------------------------------------------------------------------------------------------------------

Equity in earnings (losses) of affiliated companies               534             (68)              602       --
      - net
-----------------------------------------------------------------------------------------------------------------------

Net income                                               Yen    3,152    Yen    9,226      Yen   (6,074)   (65.8)
-----------------------------------------------------------------------------------------------------------------------


Note: Komatsu's comprehensive income (loss) consists of net income, change in foreign currency translation adjustments, change in net unrealized holding gains on securities available for sale, and change in pension liability adjustments. Aggregated net comprehensive income (loss) for the years ended September 30, 2000 and 1999 were (9,067) million yen and 29,336 million yen, respectively.

                      Consolidated Statements of Cash Flows
                      -------------------------------------
 (For the six months ended September 30, 2000 and the year ended March 31, 2000)

                                                                                            Millions of yen
---------------------------------------------------------------------------------------------------------------
                                                                          2001                2000 Apr.1,
                                                                  Apr. 1-Sept. 30, 2000   1999-Mar. 31, 2000
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                             Yen 21,268              Yen 34,224
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                          607                  18,880
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financial activities                      (47,584)                (61,565)
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and cash equivalents                  (54)                  1,636
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     (25,763)                 (6,825)
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                              80,476                  87,301
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                Yen 54,713              Yen 80,476
---------------------------------------------------------------------------------------------------------------

Note: The consolidated statements of cash flows for the corresponding period ended September 30, 1999 were not prepared, nor disclosed last year.

                              Business Information
                              --------------------

1. Information by Business Unit

(1) Sales and Operating Profit (Loss)


                                                                                      Millions of yen
------------------------------------------------------------------------------------------------------
                                             2001                               2000
                                    Apr. 1-Sept. 30, 2000               Apr. 1-Sept. 30, 1999
                           ---------------------------------------------------------------------------
                                         Operating     Margin                 Operating      Margin
                             Sales      Profit(Loss)      %       Sales      Profit(Loss)       %
------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment           366,297        13,300        3.6     389,009        14,827         3.8
------------------------------------------------------------------------------------------------------
Electronics                  55,823        (2,520)      (4.5)     41,829       (10,279)      (24.6)
------------------------------------------------------------------------------------------------------
Others                      162,171         3,992        2.5     115,276        (1,306)       (1.1)
------------------------------------------------------------------------------------------------------
          Total             584,291        14,772        2.5     546,114         3,242         0.6
------------------------------------------------------------------------------------------------------
Corporate &
 Elimination                (29,761)       (1,933)       ---     (30,271)       (1,406)        ---
------------------------------------------------------------------------------------------------------
           Total            554,530        12,839        2.3     515,843         1,836         0.4
------------------------------------------------------------------------------------------------------

Note: Sales amount of each business unit includes inter-unit transactions.

(2) Assets, Depreciation, and Capital Expenditures

                                                                                                 Millions of yen
-------------------------------------------------------------------------------------------------------------------------
                                                2001                                           2000
                           ----------------------------------------------------------------------------------------------
                              As of        Apr. 1-Sept. 30, 2000             As of         Apr. 1-Sept. 30, 1999
                            Sept. 30                                       Sept. 30
-------------------------------------------------------------------------------------------------------------------------
                             Assets     Depreciation       Capital           Assets       Depreciation        Capital
                                             and         Expenditures                          and         Expenditures
                                        Amortization                                      Amortization
-------------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment           746,382        14,693           15,085          798,523           15,528          21,819
-------------------------------------------------------------------------------------------------------------------------
Electronics                 236,944         9,680            3,783          257,150           11,561           4,297
-------------------------------------------------------------------------------------------------------------------------
Others                      533,452         8,197           11,208          497,888            3,706           3,185
-------------------------------------------------------------------------------------------------------------------------
          Total           1,516,778        32,570           30,076        1,553,561           30,795          29,301
-------------------------------------------------------------------------------------------------------------------------
Corporate &
 Elimination               (127,903)          ---              ---          (37,490)             ---             ---
-------------------------------------------------------------------------------------------------------------------------
           Total          1,388,875        32,570           30,076        1,516,071           30,795          29,301
-------------------------------------------------------------------------------------------------------------------------

2. Geographic Information

(1) Net Sales Recognized By Sales Destination

                                                             Millions of yen
------------------------------------------------------------------------------
                                          2001                   2000
                                 Apr. 1-Sept. 30, 2000   Apr. 1-Sept. 30, 1999
------------------------------------------------------------------------------
Japan                                    288,922                250,027
------------------------------------------------------------------------------
Americas                                 129,787                136,153
------------------------------------------------------------------------------
Europe                                    66,019                 60,056
------------------------------------------------------------------------------
 Asia (excluding Japan)                   58,128                 51,372
 and Oceania
------------------------------------------------------------------------------
Middle East and Africa                    11,674                 18,235
------------------------------------------------------------------------------
Consolidated net sales                   554,530                515,843
------------------------------------------------------------------------------

(2) Net Sales Recognized By Geographic Origin And Long-lived Assets

                                                                                                   Millions of yen
--------------------------------------------------------------------------------------------------------------------
                                                  2001                                         2000
                                         Apr. 1-Sept. 30, 2000                         Apr. 1-Sept. 30, 1999
                                ------------------------------------------------------------------------------------
                                  Net Sales          Long-lived Assets         Net Sales           Long-lived Assets
--------------------------------------------------------------------------------------------------------------------
    Japan                          322,099               312,442                283,974                299,696
--------------------------------------------------------------------------------------------------------------------
    U.S.A                          131,310               126,980                134,833                165,944
--------------------------------------------------------------------------------------------------------------------
    Europe                          58,851                 8,772                 56,363                 14,504
--------------------------------------------------------------------------------------------------------------------
    Others                          42,270                29,082                 40,673                 31,961
--------------------------------------------------------------------------------------------------------------------
          Total                    554,530               477,276                515,843                512,105
--------------------------------------------------------------------------------------------------------------------

3. Information by Region

(1) Sales and Operating Profit (Loss)

                                                                                                 Millions of yen
---------------------------------------------------------------------------------------------------------------------
                                               2001                                         2000
                                      Apr. 1-Sept. 30, 2000                         Apr.1 -Sept. 30, 1999
                           ------------------------------------------------------------------------------------------
                                Sales        Operating       Margin                       Operating       Margin
                                            Profit(Loss)       %            Sales        Profit(Loss)       %
---------------------------------------------------------------------------------------------------------------------
    Japan                       399,882          12,655       3.2            354,306         (7,143)       (2.0)
---------------------------------------------------------------------------------------------------------------------
    Americas                    134,783          (677)       (0.5)           138,982          5,325         3.8
---------------------------------------------------------------------------------------------------------------------
    Europe                       63,817          2,799        4.4             63,951          3,305         5.2
---------------------------------------------------------------------------------------------------------------------
    Others                       42,375           (45)       (0.1)            41,640            927         2.2
---------------------------------------------------------------------------------------------------------------------
          Total                 640,857         14,732        2.3            598,879          2,414         0.4
---------------------------------------------------------------------------------------------------------------------
Corporate &
 Eliminations                   (86,327)        (1,893)       ---            (83,036)          (578)        ---
---------------------------------------------------------------------------------------------------------------------
          Total                 554,530         12,839        2.3            515,843          1,836         0.4
---------------------------------------------------------------------------------------------------------------------

Note: Sales amount of each region segment includes inter-segment transactions.


(2) Assets

                                                                                     Millions of yen
--------------------------------------------------------------------------------------------------------
                                           2001                                   2000
                                   As of Sept. 30, 2000                  As of Sept. 30, 1999
                           -----------------------------------------------------------------------------

                                  Assets            Ratio(%)             Assets            Ratio(%)
--------------------------------------------------------------------------------------------------------
    Japan                         1,028,885            74.1                969,248            63.9
--------------------------------------------------------------------------------------------------------
    Americas                        321,932            23.2                375,593            24.8
--------------------------------------------------------------------------------------------------------
    Europe                           77,062             5.5                 89,595             5.9
--------------------------------------------------------------------------------------------------------
    Others                           91,786             6.6                 85,428             5.7
--------------------------------------------------------------------------------------------------------
          Total                   1,519,665           109.4              1,519,864           100.3
--------------------------------------------------------------------------------------------------------
Corporate &
 Eliminations                      (130,790)           (9.4)                (3,793)           (0.3)
--------------------------------------------------------------------------------------------------------
          Total                   1,388,875           100.0              1,516,071           100.0
--------------------------------------------------------------------------------------------------------

4. Export Sales

                                                            Millions of yen
-----------------------------------------------------------------------------
                                  2001                         2000
                         Apr. 1-Sept. 30, 2000         Apr. 1-Sept. 30, 1999
-----------------------------------------------------------------------------
Export sales                     53,873                       35,540
-----------------------------------------------------------------------------

Note: Export sales represent the sales of the company and its domestic consolidated subsidiaries to unaffiliated customers in foreign countries.

                         Consolidated Sales by Operation
                         -------------------------------

             (For the six months ended September 30, 2000 and 1999)

----------------------------------------------------------------------------------------------------------------------
                                              2001                        2000                      Changes
                                     Apr. 1-Sept. 30, 2000        Apr. 1-Sept. 30, 1999         Increase (Decrease)
                                   -----------------------------------------------------------------------------------
                                   Yen Million       Ratio(%)  Yen Million      Ratio(%)  Yen Million         (%)
----------------------------------------------------------------------------------------------------------------------
Construction          Japan            142,726        25.8         137,567       26.7           5,159         3.8
                     -------------------------------------------------------------------------------------------------
& Mining              Overseas         220,193        39.7         242,464       47.0         (22,271)       (9.2)
                     -------------------------------------------------------------------------------------------------
Equipment                              362,919        65.5         380,031       73.7         (17,112)       (4.5)
----------------------------------------------------------------------------------------------------------------------
Electronics           Japan             37,140         6.7          28,787        5.6           8,353        29.0
                     -------------------------------------------------------------------------------------------------
                      Overseas          18,459         3.3          13,013        2.5           5,446        41.9
                     -------------------------------------------------------------------------------------------------
                                        55,599        10.0          41,800        8.1          13,799        33.0
----------------------------------------------------------------------------------------------------------------------
Others                Japan            109,056        19.7          83,673       16.2          25,383        30.3
                     -------------------------------------------------------------------------------------------------
                      Overseas          26,956         4.9          10,339        2.0          16,617       160.7
                     -------------------------------------------------------------------------------------------------
                                       136,012        24.5          94,012       18.2          42,000        44.7
----------------------------------------------------------------------------------------------------------------------
Total                 Japan            288,922        52.1         250,027       48.5          38,895        15.6
                     -------------------------------------------------------------------------------------------------
                      Overseas         265,608        47.9         265,816       51.5            (208)       (0.1)
                     -------------------------------------------------------------------------------------------------
                                       554,530       100.0         515,843      100.0          38,687         7.5
----------------------------------------------------------------------------------------------------------------------

                              Financial Instruments
                              ---------------------

1. Derivative Financial Instruments

                                                                                                 Millions of Yen
------------------------------------------------------------------------------------- ------------------------------------
                                                                 2001                                2000
                                                              1st Half
                                                        As of Sept. 30, 2000                 As of Mar. 31, 2000
                                                 ------------------------------------ ------------------------------------
                                                 Contract,   Carrying    Estimated     Contract,   Carrying    Estimated
                                                 Notional    Amounts     Fair Value    Notional    Amounts     Fair Value
                                                 Amounts                               Amounts
------------------------------------------------------------------------------------  ------------------------------------
Foreign exchange contracts                           2,455          50          227        9,559          96          133
 FY 2000
    Purchase of foreign currencies
     the equivalent of yen           19,196
    Sale of foreign currencies
     the equivalent of yen           28,755
 FY 2001 (1st Half)
    Purchase of foreign currencies
     the equivalent of yen           21,226
    Sale of foreign currencies
     the equivalent of yen           23,681


Interest rate swap, currency swap and              257,763          52       11,253      250,615          45       14,704
interest rate cap agreements


------------------------------------------------------------------------------------  ------------------------------------

2. Marketable Securities and Investment Securities

                                                                            Millions of yen
----------------------------------------------------------------------  ---------------------
                                                       2001                    2000
                                                     1st Half
                                               As of Sept. 30, 2000      As of Mar. 31, 2000
----------------------------------------------------------------------  ---------------------
Marketable securities available for
sale
 Marketable equity securities
   Cost                                                 1,094                    167
   Fair value                                           1,089                    133
      Gross unrealized holding                             (5)                   (34)
      gains (losses)

 Marketable debt securities
   Cost                                                   107                    107
   Fair value                                             107                    107
   Gross unrealized holding                                 0                      0
      Gains (losses)

Investment Securities available for
sale
 Marketable equity securities
   Cost                                                37,536                 61,072
   Fair value                                          61,124                105,260
      Gross unrealized holding                         23,586                 44,188
      gains (losses)

 Marketable debt securities
   Cost                                                    10                      3
   Fair value                                              10                     11
   Gross unrealized holding                                 0                      8
      Gains (losses)

----------------------------------------------------------------------  ---------------------


                   Financial Highlights of the Parent Company
                   ------------------------------------------

   The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

Financial Results                                                                  Millions of yen & US dollars
                                                                                     except per share amounts
-----------------------------------------------------------------------------------------------------------------
                                      2001                        2000                    Changes (2001-2000)
                             Apr. 1-Sept. 30, 2000        Apr. 1-Sept. 30, 1999           Increase (Decrease)
-----------------------------------------------------------------------------------------------------------------
                            Yen               Dollar              Yen                 Yen                  (%)
-----------------------------------------------------------------------------------------------------------------
Net sales                 206,929              1,916            210,558             (3,628)               (1.7)
    Japan                 131,833              1,221            128,013              3,819                 3.0
       Overseas            75,096                695             82,544             (7,448)               (9.0)
-----------------------------------------------------------------------------------------------------------------
Operating                   4,804                 44              3,910                893                22.9
  income
-----------------------------------------------------------------------------------------------------------------
Ordinary                    4,307                 40              1,071              3,236               302.1
  income
-----------------------------------------------------------------------------------------------------------------
Net income                  3,719                 34              7,184             (3,465)              (48.2)
-----------------------------------------------------------------------------------------------------------------
Net income              Yen  3.87       (cents) 3.58          Yen  7.41          Yen (3.54)                ---
  per share
-----------------------------------------------------------------------------------------------------------------

Note:

          1. The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2001 at the rate of Yen108 to $1, the approximate rate of exchange at September 29, 2000.
          2.   The numbers of average common shares outstanding were as follows:
               .    September 30, 2000 --- 961,435,362
               .    September 30, 1999 --- 968,921,701
               .    March 31, 2000     --- 968,921,701

Dividends
-------------------------------------------------------------------------------
                                              2001                2000
-------------------------------------------------------------------------------
Cash dividends per share (Yen)
  Interim                                      3.00                3.00
  Year-end                                      ---                3.00
-------------------------------------------------------------------------------

Financial Position
-------------------
(At September 30, 2000 and 1999)
-------------------------------------------------------------------------------
                                              2001                2000
-------------------------------------------------------------------------------
Total assets (Millions of yen)              752,793             746,044
-------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)      478,652             465,639
-------------------------------------------------------------------------------
Equity ratio (%)                               63.6                62.4
-------------------------------------------------------------------------------
Shareholders' equity per share (Yen)         499.16              480.57
-------------------------------------------------------------------------------





Sales by Operation
------------------
(For the six months ended September 30, 2000 and 1999)

------------------------------------------------------------------------------------------------------------------
                                            2001                          2000                 Changes

                                    Apr. 1-Sept. 30, 2000       Apr. 1-Sept. 30, 1999           (2001-2000)
                                   -------------------------------------------------------------------------------
                                   Yen Million      Ratio(%)   Yen Million     Ratio(%)    Yen Million        (%)
------------------------------------------------------------------------------------------------------------------
Construction          Japan            104,924         50.7        103,319        49.1           1,605        1.6
                     ---------------------------------------------------------------------------------------------
& Mining              Overseas          71,198         34.4         78,591        37.3          (7,393)      (9.4)
                     ---------------------------------------------------------------------------------------------
Equipment                              176,122         85.1        181,910        86.4          (5,788)      (3.2)
------------------------------------------------------------------------------------------------------------------

Electronics           Japan              4,145          2.0          5,415         2.6          (1,269)     (23.4)
                     ---------------------------------------------------------------------------------------------
                      Overseas               2          0.0            ---         ---               2        ---
                     ---------------------------------------------------------------------------------------------
                                         4,148          2.0          5,415         2.6          (1,266)     (23.4)
------------------------------------------------------------------------------------------------------------------

Others                Japan             22,763         11.0         19,279         9.2           3,483       18.1
                     ---------------------------------------------------------------------------------------------
                      Overseas           3,895          1.9          3,952         1.9             (57)      (1.4)
                     ---------------------------------------------------------------------------------------------
                                        26,659         12.9         23,232        11.0           3,426       14.8
------------------------------------------------------------------------------------------------------------------

Total                 Japan            131,833         63.7        128,013        60.8           3,819        3.0
                     ---------------------------------------------------------------------------------------------
                      Overseas          75,096         36.3         82,544        39.2          (7,448)      (9.0)
                     ---------------------------------------------------------------------------------------------
                                       206,929        100.0        210,558       100.0          (3,628)      (1.7)
------------------------------------------------------------------------------------------------------------------

Projection for FY2001
---------------------
(From April 1, 2000 to March 31, 2001)
                                                                                              Millions of yen
------------------------------------------------------------------------------------------------------------------
                                         Net sales               Ordinary Income              Net income
------------------------------------------------------------------------------------------------------------------
The entire FY2001                         435,000                    12,000                      8,000
------------------------------------------------------------------------------------------------------------------